Exhibit 12

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS/DEFICIENCIES TO FIXED CHARGES

(dollars in thousands)

			Fiscal Year Ended December 31,
	Nine Months Ended September 30, 2013	Three Months Ended September 30, 2013	2012	2011	2010	2009	2008

Earnings (loss):
Pre-tax loss from continuing operations before adjustment for loss from equity investee	$(62,584)	$(31,956)	$(112,064)	$(54,144)	$(35,362)	$(42,098)	$(16,240)
add: Fixed charges (see below)	543	154	1,188	1,207	1,207	712	1,115

Pre-tax loss from continuing operations before adjustment for income/loss from equity investees plus fixed charges	$(62,041)	$(31,802)	$(110,876)	$(52,937)	$(34,155)	$(41,386)	$(15,125)

Fixed charges:
Interest expense on indebtedness	$—	$—	$—	$—	$—	$—	$872
Interest expense on portion of rent expense representative of interest	543	154	1,188	1,207	1,207	712	243

Total fixed charges	543	$154	$1,188	$1,207	$1,207	$712	$1,115

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	(62,584)	$(31,956)	$(112,064)	$(54,144)	$(35,362)	$(42,098)	$(16,240)